

August 30, 2011

Via Email
Chris Jackson
President and Chief Operating Officer
Advanced Credit Technologies, Inc.
1915 Plaza Drive, Suite 202
Eagan, MN 55122

> **Re:** **Advanced Credit Technologies, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed August 16, 2011**
> **File No. 333-170132**

Dear Mr. Jackson:

We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 20, 2011.

Summary of Our Offering, page 4

1.   We note your revised disclosure in response to prior comment 2 regarding the "LOGIC" functionality in your software platform. However, your detailed explanation does not appear appropriate for the prospectus summary. Please revise to concisely describe your software platform in the prospectus summary, focusing on the significant functional characteristics of your software and the perceived usefulness of those functions to potential customers. Please refer to Item 503(a) of Regulation S-K and revise. In the Business section of the prospectus, where you describe your product, provide the more detailed information regarding how the product functions, as well as background relating to the marketplace. Ensure that the product descriptions in the body of the filing explain the nature of a "challenge" and the regulatory framework relating to "challenges." Discuss the conditions that will typically need to be satisfied for a challenge to result in corrections of factual errors in a credit report.

Description of Business, page 13

2.   It appears from your exhibits that you operate several websites, such as www.turnscor.com and mycmtool.com, that are not disclosed in the filing. Please revise to provide a list of all websites that you operate in connection with your business.

Management's Discussion and Analysis or Plan of Operation

Results of Operations, page 18

3.   We note that your revised disclosure does not address the changes in revenues and expenditures for the interim periods that you present in the financial statements. Please revise to discuss the underlying business events that resulted in material changes in your financial condition and results of operations for the most recent interim period compared to prior periods. See Item 303(b) of Regulation S-K.

4.   Please discuss the restatement of your audited financial statements for the years ended December 31, 2008 and December 31, 2009 that resulted from the revised accounting treatment for the company's stock issued for consulting services, and the effect that the restatement has had on your financial statements.

Liquidity and Capital Resources, page 19

5.   Please refer to prior comments 7 and 8 and state the minimum period of time that you will be able to conduct planned operations using currently available resources and contractually committed resources. In this regard, we note your disclosure that your current expenses are $15,000 per month but your total assets as of May 31, 2011 were $15,992 and your revenues for the five months ended May 31, 2011 were $3,188. You state that you have secured multiple contracts from various companies but it is unclear whether you will be able to meet your short-term or long-term cash requirements from the revenues generated by these contracts. Expand your disclosure to provide investors with sufficient information regarding your contractually committed sources of revenue, including any risks or uncertainties relating to these contracts, and discuss the potential effects on your operations in the event that you are not able to raise the $180,000 you need for operations in the next 12 months.

Executive Compensation, page 21

6.   We note that you revised the summary compensation table on page 21 in response to prior comment 9, but it is unclear what you included in the column under the heading "all other compensation" for the two executive officers. Please revise to describe the components of the compensation that you have disclosed as "all other compensation" by footnote or otherwise. See Item 402(n)(2)(ix) of Regulation S-K. Further, ensure that your total columns for each year reflect the total compensation received for each executive officer.

7.   Please revise the summary compensation table to only present the information for the last two completed fiscal years as required for smaller reporting companies. See Item 402(n)(1) of Regulation S-K. In this regard, it appears that you should eliminate the information for the 2008 and 2011 periods, particularly because they do not represent full

fiscal years and are not comparable with the two most recent fiscal years (i.e., 2009 and 2010) for which executive compensation information is required.

Certain Relationships and Related Transactions, page 23

8.   Please revise to provide a materially complete discussion regarding all compensation and consideration given to the two executive officers, including payment under the employment agreements, the issuance of the founders' shares, and consulting fees. Discuss the material terms of each original arrangement and the nature of any changes in the arrangement and why it was modified. As part of your revised disclosure, clarify your statements on page 22 that you restructured your initial monies invested, your time allocation in developing your business model, as well as the issuance of founders shares for starting the company. Also address the basis for reducing the consulting fees from $213,975 to $15,000 in your financial statements and why you believe that the realization of potential tax liability for the officers of the company in 2011 affects the value of the consulting services that was previously agreed upon between the officers and the company. The disclosure should be sufficiently detailed to allow investors to understand the complete nature of these related party transactions and how they have affected the company.

Financial Statements

Interim Financials

General

9.   We reissue prior comment 17, in part. Please revise the Statements of Operations on page 43 and Statements of Cash Flows on page 45 to provide the respective financial information for the five months ended May 31, 2010, in addition to the periods that are already presented. Refer to Rule 8-03 of Regulation S-X.

Balance Sheets, page 42

10.   We reissue prior comment 19. The following information reported on the balance sheets is inconsistent with the Statement of Stockholders' Deficit on page 44 and should be revised accordingly:

- The number of shares of common stock issued and outstanding as of May 31, 2011 and December 31, 2010;
- the amount of common stock as of May 31, 2011 and December 31, 2010; and
- the amount of additional paid-in capital as of May 31, 2011 and December 31, 2010.

As an additional matter, please ensure that financial information disclosed in other areas of the filing are consistent with the amounts reported in the financial statements. For example, the amount of additional paid-in capital disclosed on page 6 is inconsistent with

additional paid-in capital as of May 31, 2011 as reported on the Statement of
Stockholders' Deficit on page 44. Please revise accordingly.

Exhibits

11.   Please refile legible copies of Exhibits 10.5 and 10.7 and ensure that the exhibits are filed
       in an orientation that will allow investors to view them.

Exhibit 10.4

12.   It appears that the schedule of shareholder subscriptions you filed as part of Exhibit 10.4
       does not correspond to the disclosure of recent sales of unregistered securities. For
       example, you state that the Roy Aafedt purchased 450,000 shares all on December 9,
       2009 but the schedule indicates that Mr. Aafedt purchased these shares in November
       2009 and August 2010. As a further example, you disclose that Pablo Silva purchased
       12,500 shares on May 20, 2010 but the schedule indicates that Mr. Silva purchased
       50,000 shares in May 2010. Finally, it appears that you have not provided the
       information in the schedule regarding all of the transactions disclosed on page 46 of your
       filing. Please refile the schedule.

Exhibit 23.1

13.   Please note the following matters related to the auditor's consent:
       • The consent references the audit report dated April 13, 2011. The audit report on
         page 25 of the filing is dated June 22, 2011. Please revise the consent accordingly.
       • Ensure the date of the consent itself is updated when filed with the next amendment.

        You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Patrick
Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have any questions regarding
comments on the financial statements and related matters. Please address questions regarding all
other comments to Jan Woo, Attorney-Advisor, at (202) 551-3453 or, in her absence, to the
undersigned at (202) 551-3462.

                                                       Sincerely,

                                                       /s/ Mark P. Shuman

                                                       Mark P. Shuman
                                                       Branch Chief – Legal

cc: Via Email
        Wani Iris Manly, Esq.
        W. Manly, P.A.